UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER RELEASES THIRD QUARTER 2013 RESULTS

HIGHLIGHTS

•	In the third quarter of 2013 (3Q13), Embraer delivered 19 commercial and 25 executive (21 light and 4 large) jets;

•	The Company’s firm order backlog grew to US$ 17.8 billion, reaching its highest level since the third quarter of 2009, mainly as a result of significant orders in the Commercial aviation segment;

•	As a result of aircraft deliveries, coupled with revenues from the Company’s growing Defense & Security business, 3Q13 Revenues reached US$ 1,288.2 million;

•	EBIT and EBITDA[1] margins were 5.9% and 12.1% respectively, in 3Q13;

•	3Q13 Net income attributable to Embraer Shareholders and Earnings per ADS basic totaled US$ 52.9 million and US$ 0.2905, respectively;

•	Embraer was listed for the fourth consecutive year on the Dow Jones Sustainability Index.

MAIN FINANCIAL INDICATORS

in millions of U.S dollars, except % and earnings per share data
IFRS	(1) 2Q13	(1) 3Q12	(1) 3Q13	(1) YTD13
Revenue	1,557.0	1,402.4	1,288.2	3,931.0
EBIT	135.3	101.0	75.8	250.5
EBIT Margin %	8.7%	7.2%	5.9%	6.4%
EBITDA	203.7	167.7	156.4	460.4
EBITDA Margin %	13.1%	12.0%	12.1%	11.7%
Adjusted Net Income [2]	91.8	70.9	35.8	161.7
Net income (loss) attributable to Embraer Shareholders	(5.3)	65.4	52.9	77.5
Earnings (loss) per share - ADS basic	(0.0291)	0.3605	0.2905	0.4256
Net Cash (debt)	58.0	122.8	(19.6)	(19.6)

(1)	Derived from unaudited financial information.

[1]	EBITDA is a non-GAAP measure. For more detailed information please refer to page 10.
[2]	Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period. Furthermore, under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of the changes in the Real to US Dollar exchange rate over monetary assets (primarily Inventory, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution, which totaled US$ (17.1) million in 3Q13.

São José dos Campos, October 31, 2013 - (BM&FBOVESPA: EMBR3, NYSE: ERJ). The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended September 30, 2012 (3Q12), June 30, 2013 (2Q13) and September 30, 2013 (3Q13), are derived from the unaudited financial statements, except where otherwise stated.

REVENUES AND GROSS MARGIN

Embraer delivered a total of 19 commercial and 25 executive aircraft (21 light jets and 4 large jets) in 3Q13, for a cumulative total of 58 commercial and 66 executive aircraft (52 light jets and 14 large jets) delivered over the first nine months of 2013 (9M13). This compares with a total of 83 commercial and 46 executive aircraft (40 light jets and 6 large jets) delivered in the first nine months of 2012 (9M12). Consequently, revenues in 3Q13 of US$ 1,288.2 million fell 8.1% from the prior year’s quarter and 9M13 revenues of US$ 3,931.0 million were down from the US$ 4,269.4 million in revenues reported in 9M12. The lower commercial aviation deliveries in 3Q13 compared to last year combined with a mix shift towards the smaller E-Jets E170 and E175 aircraft models led to the decline in revenues. The lower Revenues and product mix shift in the quarter were the principal drivers of a decline in gross margin to 19.2% in 3Q13 compared to the 25.2% reported in 3Q12. As a result, gross margin over the first nine months of 2013 was 21.6% compared to the 24% margin reached in 9M12.

EBIT

EBIT and EBIT margin in 3Q13 were US$ 75.8 million and 5.9%, respectively, representing a decline from 2Q13 and the prior year’s quarter. The decline in revenues discussed above resulted in lower operating leverage in the quarter, which coupled with the mix shift, resulted in the lower gross margin and EBIT margin. Further, it is important to mention that a portion of operating expenses, primarily labor in Brazil, are Real denominated and the 6.25% increase in wages at the end of 2012 impacted these expenses when compared to last year. Administrative expenses totaled US$ 51.3 million in 3Q13, which was a decline from the US$ 58.9 million reported in 3Q12, and showed the Company’s ongoing commitment to cost efficiency. Selling expenses of US$ 111.9 million increased slightly from last year, but declined US$ 9.5 million from 2Q13 due primarily to the lower top line result in 3Q13. Research expenses totaled US$ 9.2 million in 3Q13 and fell US$ 12.3 million compared to last year primarily as a result of the launch of the E-Jets E2 program, in which program expenses are now capitalized as Intangible Assets instead of as Research Expenses. The Company’s Research expenses for 9M13 reached US$ 60.8 million, which is on pace to come in below the Company’s outlook of US$ 100 million in expenses for 2013. Other operating income (expense), net in 3Q13 was income of US$ 1.1 million compared to an expense of US$ 62.3 million in 3Q12. The difference in Other operating income (expense), net comes primarily as a result of the Chautauqua restructuring process which negatively impacted this line item by US$ 41.9 million in 3Q12. The cumulative EBIT and EBIT margin for 9M13 were US$ 250.5 million and 6.4%, respectively.

NET INCOME

Net income (loss) attributable to Embraer and Earnings (loss) per basic ADS for 3Q13 were US$ 52.9 million and US$ 0.2905, respectively. The Net margin reached 4.1% in 3Q13 compared to 4.7% in 3Q12, due largely to the decline in operating income.

MONETARY BALANCE SHEET ACCOUNTS AND OTHER MEASURES

The Company finished 3Q13 with a net debt position of US$ 19.6 million compared to a net cash position of US$ 58 million at the end of 2Q13. The US$ 77.6 million decline in the net cash position is largely a consequence of the Company’s investments and an increase in inventories, which grew US$ 257.5 million to US$ 2,780.4 million in anticipation of an increase in deliveries of commercial and executive jets in 4Q13, which is typically the quarter with the highest number of jet deliveries for the Company.

in millions of U.S.dollars
Financial Position Data	(1) 2Q13	(1) 3Q12	(1) 3Q13
Cash and cash equivalents	1,647.4	1,572.6	1,630.3
Financial investments	634.8	635.4	536.6
Total cash position	2,282.2	2,208.0	2,166.9
Loans short-term	126.6	364.0	78.7
Loans long-term	2,097.6	1,721.2	2,107.8
Total loans position	2,224.2	2,085.2	2,186.5
Net cash (debt)*	58.0	122.8	(19.6)

*	Net cash (debt) = Cash and cash equivalents + Financial investments short-term
-	Loans short-term and long-term
(1)	Derived from unaudited financial information.

Considering the above, Net cash generated by operating activities reached US$ 200.5 million in 3Q13 and helped offset a portion of the negative Free cash flow3 accumulated through 9M13. Year to date, the Company has negative Free cash flow of US$ 283.4 million, which is expected to improve by year-end as Inventories tend to decrease with an expected increase in deliveries.

in millions of U.S.dollars
IFRS	3Q12	4Q12	1Q13	2Q13	3Q13	YTD13
Net cash generated (used) by operating activities	109.8	520.2	(369.6)	412.6	200.5	243.5
Financial investments adjustment (1)	(139.8)	(81.1)	287.1	(226.6)	(98.4)	(38.0)
Additions to property, plant and equipment	(50.2)	(162.7)	(50.4)	(124.8)	(106.2)	(281.4)
Additions to intangible assets	(57.8)	(74.7)	(67.6)	(59.6)	(80.3)	(207.5)

Free cash flow	(138.0)	201.7	(200.5)	1.6	(84.4)	(283.4)

(1)	Financial investments and unrealized gain (losses)

Additions to total PP&E were US$ 106.2 million in 3Q13, including values related to spare parts pool programs, aircraft under lease or available for lease, and CAPEX. Of the total 3Q13 PP&E, CAPEX amounted to US$ 76.2 million, and over 9M13 the Company’s CAPEX was US$ 194 million. It is important to note that a portion of the reported CAPEX includes expenditures related to certain contracted capital expenditures on equipment and facilities, primarily in the Defense & Security segment. These expenditures are included in the

[3]

Free cash flow is a non-GAAP measure. The Company calculates Free cash flow taking into account mainly investments in PP&E, product development expenditures, which are recorded under Intangible, and changes in short-term investments (Financial investments). It’s important to mention that Operating cash flow does not include the cash invested in product development. It includes changes in Financial investments which do not represent changes in the Company’s net cash position since additions or reductions in Financial investments reflect changes in the maturity profile of the Company’s short-term investments and, as consequence, do not represent increases or decreases in the Company’s Free cash flow. Additionally, Operating cash flow includes changes in court-mandated escrow deposits, which in its essence is not operational cash and shall be disregarded for Free cash flow calculation purposes. Therefore, Embraer’s free cash flow is represented by the operating cash flow adjusted by Addition to property, plant and equipment (PP&E), Addition to intangible assets, Other assets and Financial investments. For more detailed information please refer to page 10.

terms and conditions of their respective contracts and consequently are not considered part of the Company’s CAPEX outlook of US$ 180 million for 2013. This contracted CAPEX totaled US$ 28 million in 3Q13 and US$ 49.3 million during 9M13, as outlined in the table below. Excluding these expenditures, the Company’s CAPEX for 9M13 was US$144.7 million, which remains in line with the Company’s outlook for 2013. The Company continues to build up its inventory of spare parts to adjust to the growing customer demand for its spare parts Pool programs in both the executive and commercial aviation segments. Consistent with the Company’s strategy, in 3Q13 the level of investments in Pool program spare parts totaled US$ 12.8 million, and over 9M13 the investment in spare parts was US$ 32.4 million.

During 3Q13 the Company invested a total of US$ 80.3 million in product development, which was partially offset by the addition of US$ 25.0 million from contributions from suppliers. These supplier contributions are primarily related to the development of the E-Jets E2 program in the Commercial aviation segment. Over the first nine months of the year, Additions to Intangible assets totaled US$ 182.5 million, mainly for the Legacy 450 and 500 programs in the executive aviation segment and the aforementioned E-Jets E2 program. The following tables outline the detailed investments in PP&E and R&D for the periods indicated.

	in millions of U.S.dollars
	3Q12	4Q12	YTD12	1Q13	2Q13	3Q13	YTD13
Additions	57.8	74.7	252.4	67.6	59.6	80.3	207.5
Contributions from suppliers	(0.2)	(0.2)	(1.0)	—	—	(25.0)	(25.0)
Development	57.6	74.5	251.4	67.6	59.6	55.3	182.5
Research	21.5	25.3	77.3	21.4	30.2	9.2	60.8
R&D	79.1	99.8	328.7	89.0	89.8	64.5	243.3

	in millions of U.S.dollars
	3Q12	4Q12	YTD12	1Q13	2Q13	3Q13	YTD13
CAPEX	48.6	75.7	207.9	44.9	72.9	76.2	194.0
Contracted CAPEX (Included in CAPEX)	2.2	6.2	10.8	6.2	15.1	28.0	49.3
Additions of aircraft available for or under lease	0.5	53.4	56.2	1.2	36.6	17.2	55.0
Additions of Pool programs spare parts	1.1	33.6	63.9	4.3	15.3	12.8	32.4
PP&E	50.2	162.7	328.0	50.4	124.8	106.2	281.4

The Company’s total debt decreased from US$ 2,224.2 in 2Q13 to US$ 2,186.5 in 3Q13, due primarily to a US$ 47.9 million decline in short-term loans to end 3Q13 at US$ 78.7 million, while long-term loans remained relatively stable and finished 3Q13 at US$ 2,107.8 million compared to US$ 2,097.6 million in 2Q13. The average loan maturity of the Company’s debt at the end of 3Q13 increased to 6.3 years and is in line with the Company’s business cycle. The increase in the average loan maturity was due to the Company’s completed exchange offer during 3Q13, in which US$ 146.4 million in principal value of Notes with maturity in 2017 and US$ 337.2 million in principal value of Notes with maturity in 2020 were exchanged for Notes with maturity in 2023. The exchange also resulted in a decline in the cost of Dollar denominated loans from 6.05% to 5.82% p.a. The cost of Real denominated loans increased from 5.84% to 5.96% p.a. The Company’s Adjusted LTM EBITDA to financial expenses (gross) through 3Q13 was 6.12 relative to last year’s value of 5.5. As of 3Q13, 30% of total debt was denominated in Reals.

Embraer’s cash allocation management strategy continues to be one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar denominated assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash at the end of 3Q13, 35% was denominated in US Dollars.

Complementing its strategy to mitigate exchange rate risks and taking advantage of the recent depreciation of the Real, the Company entered into certain financial hedges in order to reduce its 2014 cash flow exposure.

The Company’s cash flow exposure is due to the fact that approximately 10% of its net revenues are denominated in Reals and approximately 25% of its total costs are also denominated in Reals. Having more Real denominated costs than revenues generates this cash flow exposure. For 2014, approximately 60% of the Company’s Real exposure is protected if the US Dollar depreciates below R$ 2.00. For exchange rates above this level, the Company will benefit from the upside up to an average exchange rate cap of R$ 3.50.

OPERATIONAL BALANCE SHEET ACCOUNTS

		in millions of U.S.dollars
Financial Position Data	(1)	(1)	(1)
	2Q13	3Q12	3Q13
Trade accounts receivable	530.1	555.2	520.1
Customer and commercial financing	74.3	116.3	73.5
Inventories	2,522.9	2,584.7	2,780.4
Property, plant and equipment	1,843.3	1,491.4	1,899.6
Intangible	1,046.1	909.3	1,067.6
Trade accounts payable	860.8	787.4	964.4
Advances from customers	1,201.4	1,044.7	1,160.8
Total shareholders’ equity	3,356.8	3,286.3	3,414.1

(1)	Derived from unaudited financial information.

During 3Q13, Inventories increased US$ 257.5 million from 2Q13 to end the quarter at US$ 2,780.4 million, primarily due to the greater expected number of aircraft to be delivered in 4Q13 relative to the previous quarters of 2013. Trade accounts payable increased US$ 103.6 million to US$ 964.4 million, mitigating some of the impact of the increase in inventories on the Company’s cash flow during 3Q13. Trade accounts receivable and Customer and commercial financing remained relatively stable compared to last quarter, and Advances from customers fell US$ 40.6 million primarily as a result of the evolution of the number of deliveries and new orders in 3Q13.

Intangibles increased US$ 21.5 million to US$ 1,067.6 million at the end of 3Q13 as a consequence of investments in product development and amortization coupled with the receipt of contributions from suppliers to the Company’s ongoing development programs. Property, plant and equipment increased by US$ 56.3 million to US$ 1,899.6 million at the end of 3Q13 on the increase in CAPEX during the quarter.

TOTAL BACKLOG

During 3Q13, Embraer delivered a total of 19 commercial and 25 executive aircraft. Considering all deliveries, as well as firm orders obtained during the period, the Company’s firm order backlog increased to US$ 17.8 billion at the end of the quarter. The following chart presents the Company’s backlog evolution through 3Q13.

SEGMENT RESULTS

Revenue mix by segment in 3Q13 varied relative to that reported in 3Q12, due to a higher participation of Revenues from the Defense & Security and Executive Aviation segments, which represented 20.7% and 24.4% of total Revenues for the period, respectively. The increased participation of these segments was offset by a decline in the Commercial Aviation segment’s proportion of total Revenues, which fell from 68.2% in 3Q12 to 53.4% in 3Q13. Consistent with the Company’s diversification strategy, the Executive Aviation and Defense & Security segments showed positive growth in the quarter compared to the same period of last year. Over 9M13, the Commercial Aviation segment made up 55.6% of total Revenues, Executive Aviation accounted for 21.9% of Revenues, Defense & Security accounted for 21.1% of Revenues, and the Other segment made up the remaining 1.4% of Revenues. The Defense & Security and Executive Aviation segments are expected to represent a larger portion of total Revenues in 2013 relative to 2012, in line with the Company’s Guidance.

Net revenue by segment	(1) 2Q13%		(1) 3Q12%		(1) 3Q13%		(1) YTD2013%
Commercial Aviation	860.4	55.3	956.3	68.2	687.4	53.4	2,187.4	55.6
Defense & Security	309.1	19.9	256.6	18.3	266.8	20.7	827.6	21.1
Executive Aviation	369.6	23.7	167.4	11.9	314.8	24.4	859.7	21.9
Others	17.9	1.1	22.1	1.6	19.2	1.5	56.3	1.4

Total	1,557.0	100.0	1,402.4	100.0	1,288.2	100.0	3,931.0	100.0

(1)	Derived from unaudited financial information.

COMMERCIAL AVIATION

During 3Q13, Embraer delivered 19 commercial aircraft, as follows:

Deliveries	2Q13	3Q12	3Q13	YTD13
Commercial Aviation	22	27	19	58
EMBRAER 170	1	—	1	3
EMBRAER 175	1	7	9	12
EMBRAER 190	14	17	9	31
EMBRAER 195	6	3	—	12

Embraer and International Lease Finance Corporation (ILFC), a global leader in the leasing and remarketing of jet aircraft to commercial airlines, signed in July the final agreement for 50 firm E-Jets E2 orders: 25 E190-E2s and 25 E195-E2s. The contract, announced as a Letter of Intent (LOI) at the Paris Air Show in June, also contains options for an additional 25 E190-E2s and 25 E195-E2s, bringing the potential order to up to 100 aircraft.

KLM Cityhopper, KLM’s regional subsidiary, concluded in July a lease agreement with BOC Aviation to add six Embraer 190s to its current fleet of 22 E-Jets. The additional E190s are part of KLM Cityhopper’s strategic plan to replace the oldest aircraft in its Fokker fleet. The first of the six E190s is scheduled to be delivered during the fourth quarter of 2013.

Azerbaijan Airlines (AZAL), the national airline of Azerbaijan, received the first of four EMBRAER 190s on order in July. The aircraft will be deployed on the carrier’s international network from Baku’s Heydar Aliyev International Airport (GYD). The three remaining aircraft are scheduled for delivery by the end of the year. The four E190s are part of an acquisition of six E-Jets. Two 76-seat E170s purchased from ECC Leasing, a wholly-owned subsidiary of Embraer, will also join the fleet. AZAL joined a growing list of new operators in Eastern Europe and Central Asia that have added E-Jets to their fleets, including Air Astana, Air Lituanica, Air Moldova, Belavia, Bulgaria Air, Estonian Air, Montenegro Airlines, LOT Polish Airlines and Ukraine International Airlines.

In September, Embraer delivered the 1,000th E-Jet, achieving a remarkable milestone in less than ten years of production. The E175 was delivered to Republic Airlines, a subsidiary of Republic Airways Holdings Inc., which will operate the aircraft on behalf of American Eagle. The delivery is part of Republic’s order for 47 E175s that was announced at the beginning of 2013. The contract also includes options to buy another 47 aircraft.

The E-Jets family entered revenue service in 2004 when the first aircraft was delivered to LOT Polish Airlines. Currently, E-Jets are flying with 65 airlines from 45 countries. In June of this year, Embraer launched the second generation of the E-Jets family – E-Jets E2 – the first of which is slated to enter service in 2018.

Embraer E-Jets currently hold a 50% market share and account for 62% of deliveries in the segment of jets with capacity up to 130 seats. Since January 2013, Embraer has received more than 330 firm orders for both current-generation E-Jets and the E2s.

Commercial Aviation Backlog	Firm Orders	Options	Total	Deliveries	Firm Backlog
E170	192	27	219	186	6
E175	315	463	778	175	140
E190	560	176	736	482	78
E195	145	22	167	123	22
E175-E2	100	100	200	—	100
E190-E2	25	25	50	—	25
E195-E2	25	25	50	—	25

TOTAL E-JETS	1,362	838	2,200	966	396

EXECUTIVE AVIATION

The Executive aviation segment delivered 21 light jets and 4 large jets, totaling 25 aircraft in 3Q13. The result was higher than that reported in 3Q12, with a significant improvement in light jets deliveries.

Deliveries	2Q13	3Q12	3Q13	YTD13
Executive Aviation	29	13	25	66
Light Jets	23	11	21	52
Large Jets	6	2	4	14

In July, the Company announced the first sale of a Phenom 300 in China. This aircraft will join the fleet of China’s Ordos General Aviation Co., which is one of the top five companies in China’s growing general aviation industry.

In August, for the second year in a row Embraer Executive Jets achieved the number two position in the Aviation International News (AIN) Product Support survey – 2013 edition, just 0.1 points behind the first position. This is one of the most important product support surveys in the industry and will join the impressive list of more than a dozen design, innovation and product support awards received by Embraer Executive Jets in recent years.

Also in August, the first Legacy 650 large executive jet assembled in China successfully completed its maiden flight. The aircraft took roughly two hours and thirty minutes to perform in-flight tests of its performance characteristics, flight controls, communications and navigation systems.

In the same month, Embraer Executive Jets announced new features for the Phenom 100, which include multi-function spoilers, eleven new interior collections and new optional items including a refreshment center, stowage space monuments and premium seats.

In September, Embraer Executive Jets presented the Legacy 650 in the third edition of the Chinese International Business Aviation Show (CIBAS), which was hosted in Beijing. The Legacy 650 model can fly non-stop between the cities of Beijing and Dubai or between Hong Kong and Adelaide (Australia).

The Legacy 500 development continued as planned, with three prototypes in the flight test campaign, which have already accomplished more than 650 flight hours on different certification tests. The Legacy 500 entry into service is scheduled for the first half of 2014. Development of the mid-light Legacy 450 is proceeding as scheduled and the assembly of its first prototype began in September making the program on track for its first flight test. The Legacy 450 and Legacy 500 jets will be equipped with full fly-by-wire (FBW) technology, which will establish them as pioneers in their respective categories.

DEFENSE & SECURITY

The Defense and Security market continues to present a favorable scenario for growth, with a series of campaigns underway for various applications including transportation of officials and authorities, training and light attack, intelligence, surveillance and reconnaissance systems, aircraft modernization, military transportation, command and control systems and services. Embraer also leads important Defense projects in Brazil, such as the development of the tactical military transport jet KC-390, and also SISFRON – a project focused on border surveillance.

In 3Q13, Embraer Defense & Security displayed the A-29 Super Tucano light attack aircraft during EAA AirVenture, which took place in Oshkosh, WI. Also, in September, Embraer participated in the Air Force Association convention in Washington, where the Company made announcements about the hiring of local leadership and local plant workers for its facility in Jacksonville where the Super Tucano aircraft ordered by the USAF will be built. To date, the Company has hired a total of 39 highly skilled workers in its Jacksonville facility, bringing Embraer´s total workforce in the U.S. to 1,369 employees located in 23 states. The facility implementation is on schedule, with first deliveries planned for mid-2014.

As for the Company’s modernization programs, Embraer Defense & Security held the delivery ceremony for the first modernized A-1 (A-1M) fighter jet for the Brazilian Air Force (FAB) at its industrial plant in Gavião Peixoto. The event was attended by the Air Force Commander as well as other officers from the High Command of the Air Force. The A-1M program provides for the refurbishment and modernization of 43 subsonic AMX jets, 20 of which are already at the Company’s facilities.

In August the first flight of an AF-1M aircraft took place, in an event that was attended by the Commander of the Brazilian Navy and other officers from the High Command of the Navy. The Brazilian Navy’s AF-1 (A-4 Skyhawk) modernization program continues on track.

During 3Q13, Embraer Defense & Security received three more F-5 aircraft from FAB, as part of the modernization program of this supersonic fighter jet. This contract covers the modernization of a batch of 11 fighter jets.

Embraer Defense & Security signed a contract to acquire the remaining 50% stake of Atech Negócios em Tecnologia S.A. as part of its acquisition strategy. The Company already had a 50% stake in Atech since April 2011. The conclusion of the deal is still subject to the fulfillment of a number of usual closing conditions, which is typical for this kind of transaction.

Visiona Tecnologia Espacial SA – a joint venture between Embraer SA and Telecomunicações Brasileiras SA (Telebras) – concluded the selection process of suppliers of the satellite and the launcher for the SGDC project (Geostationary Defense and Strategic Communication Satellite) in July. Visiona remains in negotiation with Telebrás regarding the terms and conditions of the SGDC supply contract.

In early October, during an event called Mostra BID Brasil at the Brazilian Air Force Base in Brasilia, the Company announced a name change for its Orbisat Indústria e Aerolevantamento S/A to Bradar Indústria S/A. At the same time, Bradar announced the signing of contracts in the areas of radar and remote surveillance, with total value of approximately US$ 22 million. Bradar delivered three SaberM60 radars to the Brazilian Army and signed a contract with the Companhia de Pesquisa e Recursos Minerais (CPRM) encompassing the cartographic mapping of 74 cities located within flood risk areas. Bradar was also hired by Norte Energia S.A. to monitor the area of the Belo Monte hydroelectric plant in the state of Pará.

SEC/DOJ INVESTIGATIONS UPDATE

We received a subpoena from the SEC in September, 2010, which inquired about certain operations concerning sales of aircraft abroad. In response to this SEC-issued subpoena and associated inquiries into the possibility of non-compliance with the U.S. Foreign Corrupt Practices Act, we retained outside counsel to conduct an internal investigation on transactions carried out in three specific countries.

Since then, in response to additional information, the Company has voluntarily expanded the scope of the internal investigation to include sales in additional countries and has reported on those matters to the SEC and the U.S. Department of Justice. The internal investigation and related government inquiries concerning these matters remain ongoing. We will continue to respond to any additional information and cooperate with the SEC, DOJ and other relevant authorities, as circumstances warrant. We, with the support of our outside counsel, have concluded that it is still not possible to estimate the duration, scope or results of the internal investigation or related inquiries by relevant authorities. In the event that the authorities take action against us with respect to these or any related matters that may arise in the future, or we enter into an agreement to settle such matters, we may be required to pay substantial fines and/or to incur other sanctions or liabilities. The Company, based upon the opinion of our outside counsel, believes that there is no basis for estimating reserves or quantifying any possible contingency at this time.

RECONCILIATION OF IFRS AND “NON GAAP” INFORMATION

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer’s cash position. Free cash flow should not be considered as a measure of the Company’s liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings release, thus limiting the usefulness of this measure as a tool for comparing Embraer to other companies in the industry.

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. Adjusted EBITDA is presented because it is used internally as a measure to evaluate certain aspects of the business. The Company also believes that some investors find it to be a useful tool for measuring a Company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitute for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate adjusted EBITDA differently from Embraer for the purposes of their earnings releases, limiting adjusted EBITDA’s usefulness as a comparative measure.

	in millions of U.S.dollars
Adjusted EBITDA Reconciliation LTM* (IFRS)	(1) 2Q13	(1) 3Q12	(1) 3Q13
Net Income Attributable to Embraer	213.3	132.9	200.7
Noncontrolling interest	1.5	4.5	3.0
Income tax expense	259.0	124.4	242.7
Financial income expense, net	15.0	123.9	22.7
Foreign exchange gain (loss), net	14.9	(7.5)	9.3
Depreciation and amortization	277.8	262.0	291.8
Adjusted EBITDA	781.5	640.2	770.2

(1)	Derived from unaudited financial information.
*	Last Twelve Months

SOME FINANCIAL RATIOS BASED ON “NON GAAP” INFORMATION

Certain Financial Ratios - IFRS	(1) 2Q13	(1) 3Q12	(1) 3Q13
Total debt to Adjusted EBITDA (i)	2.85	3.26	2.84
Net cash (debt) to Adjusted EBITDA (ii)	0.07	0.19	(0.03)
Total debt to capitalization (iii)	0.40	0.39	0.39
LTM Adjusted EBITDA to financial expense (gross) (iv)	6.16	5.50	6.12
LTM Adjusted EBITDA (v)	781.5	640.2	770.2
LTM Interest and commissions on loans (vi)	126.8	116.3	125.9

(1)	Derived from unaudited financial information.

(i)	Total debt represents short and long-term loans and financing.
(ii)	Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.
(iii)	Total capitalization represents short and long-term loans and financing, plus shareholders equity.
(iv)	Financial expense (gross) includes only interest and commissions on loans.
(v)	The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.
(vi)	Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement

FINANCIAL STATEMENTS

EMBRAER S.A.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of U.S. dollars, except earnings per share)

	Three months ended on (1)		Nine months ended on (1)
	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013
REVENUE	1,402.4	1,288.2	4,269.4	3,931.0

Cost of sales and services	(1,048.3)	(1,040.4)	(3,244.4)	(3,082.6)

Gross profit	354.1	247.8	1,025.0	848.4

OPERATING INCOME ( EXPENSE )
Administrative	(58.9)	(51.3)	(204.5)	(158.1)
Selling	(110.5)	(111.9)	(337.0)	(341.4)
Research	(21.5)	(9.2)	(52.0)	(60.8)
Other operating income (expense), net	(62.3)	1.1	(48.5)	(36.7)
Equity in gain or losses of associates	0.1	(0.7)	1.0	(0.9)

OPERATING PROFIT BEFORE FINANCIAL INCOME	101.0	75.8	384.0	250.5

Financial expenses, net	(0.8)	(8.5)	(8.7)	(24.5)
Foreign exchange gain (loss), net	6.9	12.5	14.4	(3.7)

PROFIT BEFORE TAXES ON INCOME	107.1	79.8	389.7	222.3

Income tax expense	(41.6)	(25.3)	(163.8)	(141.3)

NET INCOME	65.5	54.5	225.9	81.0

Attributable to:
Owners of Embraer	65.4	52.9	224.6	77.5
Noncontrolling interest	0.1	1.6	1.3	3.5
Weighted average number of shares (in thousands)
Basic	725.7	728.4	725.7	728.4
Diluted	727.9	733.4	728.5	733.5
Earnings per share
Basic	0.0901	0.0726	0.3095	0.1064
Diluted	0.0898	0.0721	0.3083	0.1057

Earnings per share - ADS basic (US$)	0.3605	0.2905	1.2380	0.4256

Earnings per share - ADS diluted (US$)	0.3594	0.2885	1.2333	0.4226

(1)	Derived from unaudited financial statements.

EMBRAER S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S.dollars)

	Three months ended on (1)		Nine months ended on (1)
	30 Set, 2012	30 Set 2013	30 Set 2012	30 Set 2013
Operating activities
Net income	65.5	54.5	225.9	81.0
Items not affecting cash and cash equivalents
Depreciation	35.9	41.2	98.9	108.3
Amortization	30.8	39.4	98.0	101.6
Contribution from suppliers	(7.4)	(6.0)	(24.6)	(18.2)
Allowance (reversal) for inventory obsolescence	5.3	7.8	(4.0)	13.6
Inventory reserves	1.5	8.5	5.7	17.5
Deferred income tax and social contribution	5.5	(17.1)	64.3	84.2
Accrued interest	5.6	(7.2)	7.0	(6.6)
Equity in the losses of associates	(0.1)	—	(1.0)	3.3
Share-based remuneration	1.7	1.6	6.3	5.2
Foreign exchange gain (loss), net	(4.3)	(11.6)	(3.8)	0.1
Residual value guarantee	(5.0)	8.1	22.5	14.6
Other	9.0	(3.1)	7.6	(4.8)
Changes in assets:
Financial investments (2)	136.3	93.2	83.4	8.7
Derivative financial instruments	—	0.8	—	13.0
Collateralized accounts receivable and accounts receivable	(11.2)	14.5	(57.9)	10.4
Customer and commercial financing	0.8	0.8	(14.1)	36.1
Inventories	(46.1)	(261.3)	(276.2)	(629.0)
Other assets	(35.9)	(49.6)	(100.9)	(74.0)
Changes in liabilities:
Trade accounts payable	(177.8)	101.5	(43.1)	184.6
Non-recourse and recourse debt	(3.2)	1.6	(7.6)	1.1
Other payables	56.3	81.9	69.6	100.8
Contribution from suppliers	0.3	84.5	0.8	84.5
Advances from customers	35.4	(35.3)	(4.6)	197.1
Taxes and payroll charges payable	59.5	46.2	65.8	1.3
Financial guarantee	(54.6)	(40.0)	(97.4)	(193.1)
Provisions	15.2	6.3	39.5	26.5
Unearned income	(9.2)	39.3	12.7	75.7

Net cash generated by operating activities	109.8	200.5	172.8	243.5

Investing activities
Additions to property, plant and equipment	(50.2)	(106.2)	(165.3)	(281.4)
Proceeds from sale of property, plant and equipment	—	—	0.1	0.3
Additions to intangible assets	(57.8)	(80.3)	(177.6)	(207.5)
Bonds and securities	0.6	20.9	4.5	5.4
Restricted cash reserved for construction of assets	1.3	(0.3)	—	(0.3)

Net cash (used in) investing activities	(106.1)	(165.9)	(338.3)	(483.5)

Financing activities
Proceeds from borrowings	149.5	46.7	1,548.4	657.8
Repayment of borrowings	(224.3)	(74.1)	(1,074.5)	(454.3)
Dividends and interest on own capital	(32.8)	(13.1)	(36.1)	(59.7)
Acquisition of non controlling interest	—	—	(17.4)	—
Treasury shares	2.1	5.7	11.9	22.8

Net cash (used in) generated by financing activities	(105.5)	(34.8)	432.3	166.6

Effects of exchange rate changes on cash and cash equivalents	(10.8)	(16.9)	(44.4)	(93.4)

Increase (decrease) in cash and cash equivalents	(112.6)	(17.1)	222.4	(166.8)

Cash and cash equivalents at the beginning of the period	1,685.2	1,647.4	1,350.2	1,797.0

Cash and cash equivalents at the end of the period	1,572.6	1,630.3	1,572.6	1,630.2

(1)	Derived from unaudited financial statements.
(2)	Include Unrealized (gain) on Financial investments, 3Q12 (3.5), 3Q13 (5.2) 9M12 (31.5) and 9M13 (29.3)

EMBRAER S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of U.S. dollars)

	(1)	(1)
ASSETS	As of June 30, 2013	As of September 30, 2013
Current assets
Cash and cash equivalents	1,647.4	1,630.3
Financial investments	634.8	536.6
Trade accounts receivable, net	526.2	516.1
Derivative financial instruments	16.4	16.5
Customer and commercial financing	10.4	11.3
Collateralized accounts receivable	11.8	10.7
Inventories	2,522.9	2,780.4
Other assets	240.3	274.6

	5,610.2	5,776.5

Non-current assets
Financial investments	50.1	45.4
Trade accounts receivable	3.9	4.0
Derivative financial instruments	18.3	18.0
Customer and commercial financing	63.9	62.2
Collateralized accounts receivable	413.8	414.7
Guarantee deposits	570.7	574.3
Deferred income tax	12.7	13.1
Other assets	261.7	271.6
	1,395.1	1,403.3

Investments	0.2	0.2
Property, plant and equipment, net	1,843.3	1,899.6
Intangible assets	1,046.1	1,067.6

	4,284.7	4,370.7

TOTAL ASSETS	9,894.9	10,147.2

(1)	Derived from unaudited financial information.

EMBRAER S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of U.S. dollars)

	(1)	(1)
LIABILITIES	As of June 30,	As of September 30,
	2013	2013
Current liabilities
Trade accounts payable	860.8	964.4
Loans and financing	126.6	78.7
Non-recourse and recourse debt	18.0	21.4
Other payables	282.6	350.0
Contribution from suppliers	0.9	60.5
Advances from customers	1,094.2	1,049.0
Derivative financial instruments	11.7	12.3
Taxes and payroll charges payable	39.5	38.4
Income tax and social contribution	35.7	79.0
Financial guarantee and residual value guarantee	155.2	168.3
Dividends payable	11.9	11.9
Unearned income	145.4	174.8
Provisions	95.6	97.7

	2,878.1	3,106.4

Non-current liabilities
Loans and financing	2,097.6	2,107.8
Non-recourse and recourse debt	381.7	380.0
Other payables	50.3	47.0
Advances from customers	107.2	111.8
Taxes and payroll charges payable	329.1	331.3
Deferred income tax and social contribution	119.8	106.1
Financial guarantee and residual value guarantee	282.6	237.6
Unearned income	132.8	142.8
Provisions	158.9	162.3

	3,660.0	3,626.7

TOTAL LIABILITIES	6,538.1	6,733.1

SHAREHOLDERS’ EQUITY
Capital	1,438.0	1,438.0
Treasury shares	(119.2)	(105.1)
Revenue reserves	1,981.0	1,980.4
Share-based remuneration	24.5	26.2
Retained earnings (loss)	(20.9)	10.4
Other Comprehensive Income	(42.8)	(35.8)
	3,260.6	3,314.1

Non-controlling interest	96.2	100.0

Total company’s shareholders’ equity	3,356.8	3,414.1

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,894.9	10,147.2

(1)	Derived from unaudited financial information.

INVESTOR RELATIONS

Luciano Froes, Caio Pinez, Christopher Thornsberry, Cláudio Massuda, Nádia Santos and Paulo Ferreira

(+55 12) 3927-4404

investor.relations@embraer.com.br

http://ri.embraer.com.br

Follow Embraer’s IR Department on twitter: @IREmbraer

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 3Q13 Results on Thursday, October 31, 2013 at 2:30pm (SP) / 12:30pm (NY). The conference call will also be broadcast live over the web at http://ri.embraer.com.br

Telephones:

Operator Assisted (US/ Canada) Toll-Free Dial-In Number: (877) 846-1574

Operator Assisted International Dial-In Number: (708) 290-0687

Your own International Toll-Free number for Brazil: 0800 047 4803 (land line) and 0800 047 4801 (cell phone)

Code: 71911929

ABOUT EMBRAER

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer